Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, New York 10019-6064
October 13, 2022
VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Liz Packebusch and Timothy S. Levenberg
Division of Corporation Finance
Office of Energy & Transportation

Re:	RXO, LLC
Registration Statement on Form 10-12B
Submitted September 28, 2022
File No. 001-41514
Dear Ms. Packebusch and Mr. Levenberg,
On behalf of RXO, Inc., a Delaware corporation (the “Company”), we hereby submit in electronic form the accompanying Amendment No. 1 (“Amendment No. 1”) to the Registration Statement on Form 10 for the Company’s common stock (the “Registration Statement”), together with exhibits, as originally filed with the Securities and Exchange Commission (the “Commission”) on September 28, 2022.
Amendment No. 1 reflects the responses of the Company to comments received in a letter from the staff of the Commission (the “Staff”), dated October 12, 2022 (the “Comment Letter”), related to the submission of the Registration Statement as well as certain other updates. Certain capitalized terms set forth in this letter are used as defined in Amendment No. 1. For your convenience, the Staff’s numbered comments are set forth below as presented in the Comment Letter followed by the Company’s responses thereto. All references to page numbers in our responses are to the pages of the information statement filed as Exhibit 99.1 (the “Information Statement”) to Amendment No. 1.

Securities and Exchange Commission
Division of Corporation Finance
October 13, 2022

The Company respectfully submits the following as its responses to the Staff:
Amendment No. 1 to Registration Statement on Form 10
Other Brokered Transportation Services, page 71

1.You include new forecast disclosure regarding expected growth rates during several periods starting in 2021.  If you retain these forecasts, revise to explain how you derived these estimates and to clarify that the percentages relate to growth in each referenced market and not your particular anticipated results of operations, if true.

In response to the Staff’s comment, the Company has revised the disclosure on pages 7 and 71-72 of Amendment No. 1.

Registration Rights Agreement, page 114

2.We note your new disclosure about a registration rights agreement (the “Registration Rights Agreement”) with Jacobs Private Equity, LLC, an affiliate of Brad Jacobs, RXO’s chairman. Expand the disclosure to identify the material provisions, such as the lock-up referenced in Section 5.02 of newly filed exhibit 10.9, to quantify the maximum number of shares potentially covered by the agreement, and to state the percentage of outstanding shares the number represents.

Add a new risk factor regarding the Registration Rights Agreement to indicate possible     adverse impacts from the agreement, including on market price and on the registrant's ability to offer its shares during applicable lock-up periods. The risk factor at page 41 captioned "A significant number of shares of our common stock may be sold following the distribution" appears to exclude resales from affiliates in its discussion of market price risks.

In response to the Staff’s comment, the Company has revised the disclosure on pages 41-42 and 115-116 of Amendment No. 1.

Stock Ownership of Directors and Executive Officers, page 120

3.Provide updated and current information throughout the information statement to quantify the number of shares of RXO that will be distributed as a result of the spin-off.  Complete the tabular entries in this section, and define JPE either in the footnote

Securities and Exchange Commission
Division of Corporation Finance
October 13, 2022

or in the new Registration Rights Agreement disclosure at page 114.  Similarly, provide updated disclosure to reflect any material changes to the newly expanded discussion of material indebtedness which begins at page 118.  Lastly, fill in the omitted information in the Description of Capital Stock section and file an updated version of the amended and restated certificate of incorporation once the information is known.

In response to the Staff’s comment, the Company has revised the disclosure on pages 15, 41, 115, 120, 122-124 of Amendment No. 1. The Company has also filed an updated version of the amended and restated certificate of incorporation as Exhibit 3.1 to the Registration Statement.

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Securities and Exchange Commission
Division of Corporation Finance
October 13, 2022

If you have any questions regarding Amendment No. 1 and the Information Statement, please do not hesitate to contact the undersigned at (212) 373-3124 or David E. Sobel at (212) 373-3226.

Very truly yours,

/s/ David S. Huntington

David S. Huntington

cc:	Ravi Tulsyan, Chief Financial Officer
Chris Brown, Chief Accounting Officer
XPO Logistics, Inc.

Steven J. Williams
David E. Sobel
Paul, Weiss, Rifkind, Wharton & Garrison LLP